

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

July 28, 2011

Via E-mail
Mr. Longlin Hu
President and Chief Executive Officer
Kirin International Holding, Inc.
Room 1506
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang, District, Beijing, 100020
People's Republic of China

> **Re: Kirin International Holding, Inc.**
> **Amendment #3 to Form 8-K**
> **Filed July 25, 2011**
> **File No. 333-166343**

Dear Mr. Hu:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Offering, page 3

1. We note your respective responses to comments 4 and 5 from our letter dated June 24, 2011 as well as statements in prior responses indicating that you are concerned disclosure that the private offering continues may constitute public solicitation of a private placement. While we are sympathetic to your concern, the current disclosure may mislead the reader and leaves open ended questions such as when you must register the sold securities. We further note that the Form 8-K filed July 22, 2011 discloses a "second closing" and references "additional closing[s]." The latter reference alludes strongly to the fact that the private offering continues. Therefore, under "The Offering" state that you <u>may</u> pursue further sales of the described units after the "initial closing" and the "final closing" will be disclosed via current report. Further, under "'Make Good'"

Escrow Agreement" explain that Prolific's responsibility to pledge an additional 1,000,000 shares will be predicated on further offerings of the described units, if any.

Description of Business, page 4

Organization and Subsidiaries, page 5

Exclusive Option Agreement, page 6

2. The placement of the language added in response to comment 11 from our letter dated June 24, 2011 creates unclear disclosure. In the second to last paragraph of page 6 remove the language starting with "China has imposed strict regulations" and ending with "under current PRC regulations" and place this information at the end of the paragraph.

3. Per comment 12 from our letter dated June 25, 2011 file all of your trust arrangements as exhibits. See Item 601(b)(10) of Regulation S-K. Explain why the "trust agreements do not fall into the scope of Article 11(1) of the Trust Law and Article 52 of the Contract Law," as indicated in your response.

Government Regulation and Approvals, page 18

Permits and Certificates, page 19

Other Permits, page 19

4. We note that you expected to receive the Land Use Rights Certificate for the first parcel of Kirin Bay project in June of 2011. In your response, tell us whether you received this certificate.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 34

Liquidity and Capital Resources, page 44

Material Financial Obligations, page 46

Long-term bank loans, page 46

5. The terms of the "English version" of the January 2011 long-term loan (Exhibit 10.18), differ substantially from the description of that loan in your Form 10-Q for the period ended March 31, 2011 and conflict with disclosure in this amended Form 8-K. We note the following material discrepancies/inconsistencies:

March 31, 2011 Form 10-Q

- The Form 10-Q indicates that Xingtai Chengjiao Rural Credit Cooperative Union arranged the loan whereas Exhibit 10.18 discloses Xingtai Yejing Branch of Industrial and Commercial Bank of China as the "lender."
- The Form 10-Q indicates that the loan proceeds totaled RMB 80 million whereas Exhibit 10.18 states that the amount of the Loan is RMB 103 million.
- The Form 10-Q discloses a loan term of 24 months whereas Exhibit 10.18 provides for a term of 20 months.

Form 8-K/A filed July 25, 2011

- Page 9 of the Form 8-K/A states that Kirin County Community was 71.2% complete by December 31, 2010 whereas Exhibit 10.18 indicates that the "Name of the Project" is "the first phase of Kirin County."

Please explain the above noted discrepancies/inconsistencies as well as why Exhibit 10.18 contains the heading "(2009 Version)," but was purportedly signed on January 20, 2011. Per comment 23 from our letter dated June 24, 2011 disclose the existence of this loan within this section and the material terms thereto.

6. Your response to comment 23 from our letter dated June 24, 2011 suggests that the $36.6 million construction contract obligations figure in the amended Form 8-K represents obligations incurred during the three months ended December 31, 2010 rather than total obligations outstanding. However, the chart on page 44 indicates that $36.6 million represented all outstanding construction contract obligations at December 31, 2010. Please explain. In light of the above, further explain why comparison to the $164.3 million figure provided in your 10-Q for the period ended March 31, 2011 is inappropriate. If appropriate, revise to account for your expectation that construction contractual commitments would appreciate materially.

Item 9.01 Financial Statement And Exhibits, page 62

Exhibit 99.1

Consolidated Statements of Changes in Stockholders' Equity, page, F-5

7. We note your response to our prior comment 29 from our letter dated June 24, 2011. In the journal entries provided in your response to comment 70 from our letter dated May 6, 2011; we do see the debit to additional paid-in capital for $6,787,281 for the year ended December 31, 2009. However, we do not see the credit for $6,845,805 in the journal entries for the year ended December 31, 2010. As such, it is still unclear how your recorded the payment received from Mr. Guo

Jianfeng for $6,845,805 in the year ended December 31, 2010. Please advise.

Consolidated Statements of Cash Flows, page F-6

8. Tell us if the majority of your transactions are paid by Kirin China Holdings Limited and its consolidated subsidiaries, or by affiliates on behalf of Kirin China Holdings Limited and its consolidated subsidiaries. If the majority of your transactions are paid on your behalf by non-consolidated affiliates, tell us why.

Note 1 – Organization and Description of Business, page F-7

9. We note your response to comment 31 from our letter dated June 24, 2011. However, since Shijiazhuang Kirin Management Consulting Co. Ltd. does not have direct ownership interest in Hebei Zhongding Real Estate Development Co. and Xingtai Zhongding Jiye Real Estate Development Co. Ltd., we believe that you cannot use the voting model to consolidate those subsidiaries. Refer to ASC 810-10-25.   Also, refer to your disclosure on page 35 which states, "the Operating Companies are contractually controlled by Kirin China, accordingly, Kirin China is able to consolidate the Operating Companies' results, assets and liabilities into its financial statements. The company effectuated this organizational structure due to China's limitations on foreign investments and ownership in certain Chinese domestic businesses." As such, it still appears to us that you do have a VIE structure. Therefore, we are re-issuing comment 51 from our letter dated May 6, 2011 and our comment 32 from our letter dated June 24, 2011. Please provide all the disclosure requirements of ASC 810-10-45-25, and ASC 810-10-50-2 through 810-10-50-16, or tell us why they are not required.

Note 2 – Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

10. We note your response to comment 32 from our letter dated June 24, 2011 and your new disclosure on page F-11. In this regard:

- Tell us what will happen if the customer defaults on the loan during the time you are the guarantor for the loan.
- Tell us how many customers have defaulted on their loans while you were the guarantor.
- Tell us the average time period between when you first guarantee the customer loan and when the guarantee expires.
- Tell us if you have ever refunded any cash or credits to the customers. If so, tell us how much has been refunded in cash or credits to the customers.
- Tell us why you believe you have realized revenue before your loan guarantee has expired.
- Tell us why you believe you have realized revenue before you have given the

customer written consent to apply for the Junior House Ownership Certificate.
- Disclose how your revenue recognition policy differs between residential real estate transactions and commercial real estate transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
Avraham Adler, Esq.
Anslow & Jaclin, LLP